

Ford Motor Company Overall Sales Down 7.5 Percent in July, Driven Largely by Lower Fleet Sales – Down 26.4 percent; Retail Sales Decline 1.0 percent


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JULY 2017 SALES

	Total Vehicle	Retail	Fleet	Truck	SUV	Car
U.S. Sales	**200,212**	**159,492**	**40,720**	**80,886**	**71,067**	**48,259**
Versus July 2016	-7.5%	-1.0%	-26.4%	-7.1%	2.2%	-19.4%

HIGHLIGHTS

- **Ford Motor Company's U.S. sales were down 7.5 percent in July,** with sales of 200,212 vehicles, primarily driven by reduced fleet sales

- **Fleet sales of 40,720 vehicles** down 26.4 percent, due to decline in Rental and Commercial sales. Half the decline comes from lower Transit sales, tied to recall delivery hold; new Transits available for sale

- **July retail results totaled 159,492 vehicles** – down 1.0 percent compared to last year; retail share up during the last three month period, including July

- **Ford maintains optimal inventory levels versus the industry,** with days' supply even versus year-ago and June

- **F-Series sales grew 5.8 percent, with 69,467 trucks sold.** Demand for high-series Super Duty and F-150 Raptor drove overall F-Series average transaction pricing to a $2,500 gain versus 2016 – $45,000 per vehicle*

- **Ford brand SUV sales of 65,558 vehicles** were up 2.9 percent – providing a year-to-date record sales of 472,022, positioning the lineup well for the upcoming launches of Expedition and EcoSport

- **Explorer sales of 18,763 vehicles** increased 12.9 percent versus year ago

- **Escape gained 5.5 percent on sales of 27,716 vehicles;** approximately 30 percent of retail sales were high-series Titanium models

- **Edge sales totaled 11,156 SUVs** – a July record and a 6.1 percent gain

About Ford Motor Company

[Ford Motor Company](#) *is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 203,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit [www.corporate.ford.com](#).*



"Customers across the country drove retail gains of Ford brand SUVs in July. SUV retail sales were up 9.1 percent nationally, with growth in every region of the country. High-series SUVs were in strong demand with customers representing nearly 30 percent of retail sales."

Mark LaNeve, Ford vice president, U.S. Marketing, Sales and Service

KEY VEHICLES



Ford F-Series Super Duty

Customers heavily favored high-series Super Duty pickups in July, representing 53 percent of the mix. This drove average transaction pricing for Super Duty to just more than $55,000 per truck – a $4,600 increase versus year-ago levels.



2018 Ford Explorer

Ford Explorer retail sales were up 20.4 percent in July, gaining in every region of the country. Retail sales were up 21 percent in the Northeast, 20 percent in the Southeast, 28 percent in the Great Lakes, 21 percent in the Central region and 18 percent in the West.



Ford Escape

Ford brand SUV sales grew 2.9 percent, with a record year-to-date run through July. Escape posted a 4.3 percent retail gain. Plus, 33 percent of Explorer retail sales came from high-series Limited, Sport and Platinum models. Total Edge sales up 6.1 percent – a new July record.



Lincoln Continental

Lincoln Continental momentum continues, with sales of approximately 1,000 vehicles in July. Continental's top trim levels, Reserve and Black Label, represented 51 percent of the mix. Lincoln's all-new Navigator arrives at dealer showrooms this year.

*Average transaction pricing based on J.D. Power and Associates PIN data.

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July 2017 Sales

FORD MOTOR COMPANY
<u>JULY 2017</u>

Fleet Segment	July 2017		July CYTD	
	Percent of Total Sales	**YOY Change**	**Percent of Total Sales**	**YOY Change**
Rental	4.4%	(3.2) points	13.7%	(0.5) points
Commercial	10.1%	(1.5) points	11.9%	(0.9) points
Government	5.9%	(0.6) points	6.2%	(0.3) points
Total Fleet	20.3%	(5.2) points	31.8%	(1.7) points

Gross Stock (incl. in-transit)	July 2017		June 2017		July 2016	
	Units at Month-End	**Days' Supply**	**Units at Month-End**	**Days' Supply**	**Units at Month-End**	**Days' Supply**
Cars	151,945	79	167,218	82	157,121	68
SUVs	174,801	61	203,083	68	176,254	66
Trucks	<u>290,078</u>	90	<u>325,973</u>	87	<u>308,045</u>	92
Total	616,824	77	696,274	79	641,420	77

Dealer Stock (on ground)	July 2017		June 2017		July 2016	
	Units at Month-End	**Days' Supply**	**Units at Month-End**	**Days' Supply**	**Units at Month-End**	**Days' Supply**
Cars	126,429	65	135,611	67	137,108	60
SUVs	147,876	52	165,014	55	152,792	57
Trucks	<u>257,025</u>	79	<u>279,226</u>	74	<u>283,620</u>	85
Total	531,330	66	579,851	66	573,520	69

CONTACT

Erich Merkle
313.806.4562
emerkle2@ford.com